Filed by Be Incorporated
                                Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12(b)
                                       under the Securities Exchange Act of 1934
                                                Subject Company: Be Incorporated
                                                   Commission File No. 333-69234



Stockholders of Be Incorporated Approve Asset Sale to Palm, Inc.

MENLO PARK, CA (November 12, 2001) - Be Incorporated (NASDAQ: BEOS) today announced that the stockholders of Be have approved the sale of substantially all of its intellectual property and other technology assets to a subsidiary of Palm, Inc., pursuant to the terms of a previously announced asset purchase agreement between Be and Palm. The stockholders of Be have also approved the proposed dissolution of Be pursuant to the terms of a plan of dissolution. Jean-Louis Gassee, Chairman and CEO of Be, said "On behalf of Be and its Board of Directors, I would like to thank our stockholders for their support of the company during this difficult period." It is anticipated that the transaction with Palm will close within the next two business days.


About Be

Founded in 1990, Be Incorporated creates software solutions that enable rich media and Web experiences on personal computers and Internet appliances. Be's headquarters are in Menlo Park, California. It is publicly traded on the Nasdaq National Market under the symbol BEOS. Be can be found on the Web at http://www.be.com.

Safe Harbor Statement

This news release contains forward-looking statements that involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. These forward-looking statements are made only as of the date hereof, and Be undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Information about the potential factors that could affect the company's business and financial results is included in the company's annual, quarterly and special reports, proxy statements and other information, which is on file with the Securities and Exchange Commission.